 Exhibit 99.1

Arco Platform Limited announces results of Annual General Meeting Held on October 30, 2020

São Paulo, Brazil, October 30, 2020 – Arco Platform Limited, or Arco (Nasdaq: ARCE), announces that the resolutions as set out in its Notice of Annual General Meeting dated October 13, 2020 were duly passed at its Annual General Meeting held today.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

Source: Arco Platform Ltd.